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                                                              Rule 424(b)(5)
                                                              File No. 33-35773
                                                              CUSIP: 88739LAUO


PRICING SUPPLEMENT
(To Prospectus Supplement dated July 24, 1996)
 To Prospectus dated July 24, 1996


                                   $5,000,000


                               The Timken Company


                  6.78% Fixed Rate Medium-Term Notes, Series A


                           ---------------------------


                   Interest payable August 15 and February 15
                          Commencing February 15, 1997

                           ---------------------------



 Principal       Date of          Maturity         Fixed Interest Rate
  Amount          Issue             Date                 Per Annum
 ---------       -------          --------         -------------------
$5,000,000      12/13/96          12/13/06                 6.78%


Price to Public:           100% of principal amount of each Note.

Redemption/Repayment:      The Notes are not redeemable prior to their stated
                           maturity date and are not repayable prior to such date.


                      ----------------------------------

                              J. P. Morgan & Co.
                      ----------------------------------




December 13, 1996






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                               RECENT DEVELOPMENTS


                  On December 2, 1996, the Company issued the following press release:

                  CANTON, OH--December 2, 1996--The Timken Company announced today that it awarded two major contracts as part of its $55 million planned investment at the Company's Harrison Steel Plant in Canton, Ohio. Timken entered into formal agreements with Danieli & C. Officine Meccaniche SpA to build the rolling mill and bar processing equipment and with Reliance Electric, a part of Rockwell Automation, for the electrical components. These contracts represent approximately two-thirds of the cost of the project.

                  "A team of Timken associates searched the world for the latest manufacturing technology," said Lee Sholley, general manager - Harrison Steel Plant. "Their objective was to position the Company as a cost and quality leader in the manufacture of continuous-cast small- and intermediate-sized steel bars."

                  "As a result of the team's findings, Danieli, located in Italy, will build the rolling mill including the reheating furnace, associated hardware, handling equipment and size gauging system," Mr. Sholley said. "Reliance Electric, located in Euclid, Ohio, will provide the electrical components including motors, drives and computer automation controls." According to Sholley, the new mill and equipment will make the Harrison Steel Plant a premier producer of high-quality steel bars in the 1-7/8-inch to 6- inch range. Construction of the mill is expected to begin during the first quarter of 1997 and it is planned to be fully operational by mid-1998.

                  "We began to upgrade the bar and billet process at the Harrison Steel Plant in 1992 with the installation of a $47 million continuous caster. The following year, we began operating an $11 million state-of-the-art inspection line. With the addition of this new mill and equipment, we will have a fully integrated continuous process enabling us to provide our customers an even higher level of quality," said Bill J. Bowling, executive vice president and president steel for The Timken Company. "Serving the most demanding global markets, our customers have come to depend on our proven quality products and expertise."

                  The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels. The Company employs about 18,000 people worldwide and reported 1995 sales of more than U.S. $2.2 billion.






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                  On December 7, 1996, the Company issued the following press release:

                  NEW PHILADELPHIA, OH--December 7, 1996--To meet the increased customer demand for products made at its New Philadelphia Precision Tapered Bearing Business, The Timken Company today broke ground for a $5 million expansion that will increase the plant's floor space by 14,000 square feet and production capacity by 50 percent.

                  Plans call for a manufacturing cell to produce specialized printing press bearings, a rapidly growing market for the Company, and other precision products. New equipment also will be installed to improve production of precision bearings for machine tool customers.

                  Presiding at the groundbreaking ceremony was Robert L. Leibensperger, executive vice president and president bearings. "The hard work and dedication of each associate has made the New Philadelphia Plant the award-winning, world-leading facility it is today. This facility has been able to attract and retain superior associates who provide a strong competitive advantage. We are celebrating not just a groundbreaking but the accomplishments of associates who have made this plant prosper. Today's groundbreaking signifies the respect and support we have for our New Philadelphia associates. Their expertise and commitment will make it possible for us to become the best-performing manufacturing company in the world."

                  This is the fourth and most significant plant expansion since operations began in 1953. With completion slated for the second quarter of 1997, this investment will bring the facility's total floor space to 46,000 square feet.

                  "We are committed to remaining the world leader in precision bearing manufacturing," said LeighAnne Baker, manager of the New Philadelphia Plant. "Total associate involvement and an unwavering commitment to continuous improvement are the cornerstones of the New Philadelphia Plant. This expansion reflects our determination to increase our responsiveness to our customers' demands."

                  The New Philadelphia Plant is renowned worldwide for the quality of its product. About 45 percent of its product in the past year was targeted for export. The plant makes many custom designed parts to meet the individual needs of its diverse customer base. Some precision bearings, such as those used in aerospace applications, require extreme critical tolerance precision -- equivalent to a human hair split 600 times.

                  The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels.





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         The Company employs about 18,000 people worldwide and reported 1995 sales of more than U.S. $2.2 billion.